 EXHIBIT 99.1

TD Bank Group Names New Board Chair

TORONTO, July 28, 2025 – TD Bank Group ("TD" or the "Bank") (TSX:TD) (NYSE:TD), is pleased to announce the appointment of John B. MacIntyre as Chair of the Board of Directors, effective September 1, 2025. His deep financial expertise and governance experience will support the Board as it continues to prioritize strong oversight and long-term value creation. John has served as an independent director of the Board since 2023 and currently chairs the Board's Human Resources Committee. Alan MacGibbon, currently Chair of the Board, will retire from the Board on September 1, 2025.

"I am grateful for the Board's confidence. Alongside my fellow directors and in concert with our strong leadership team, I look forward to supporting TD’s strategy, further strengthening governance, and delivering long term value." said Mr. MacIntyre. "On behalf of the Board, I would like to thank Alan for his leadership of the Board and service to the Bank."

John has had a distinguished 30-year career in capital markets and is the retired Partner-Emeritus of Birch Hill Capital Partners, which he co-founded in 2005. As Chair of TD's Board of Directors, the Board will benefit from John's deep understanding of financial services, global capital markets, technology, and risk management. John is a veteran director, having served on public, private and not-for-profit boards, including the Boards of Park Lawn Corporation, HomeEquity Bank, Softchoice Corporation, COM DEV International, Maple Leaf Sports and Entertainment, YMCA Toronto, and University Health Network Foundation.

Mr. MacIntyre is a Fellow of the Institute of Chartered Accountants of Ontario, a Chartered Business Valuator and holds a Bachelor of Commerce (with honours) from Queen’s University.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.9 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 18 million active online and mobile customers. TD had $2.1 trillion in assets on April 30, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For more information:

Brooke Hales, Investor Relations, brooke.hales@td.com, 416-307-8647

Elizabeth Goldenshtein, Media Relations, elizabeth.goldenshtein@td.com, 416-994-4124